Exhibit 99.2

November 20, 2017

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) fully paid up equity shares of the Company of the face value of Rs. 2 (Rupees Two only) each at Rs. 320 (Rupees Three Hundred and Twenty Only) per equity share (“Buyback”)

Further to our letter dated November 17, 2017, we are enclosing herewith copy of the Letter of Offer in relation to the Buyback. The Letter of Offer will also be available on the website of the Company at https://www.wipro.com/buy-back/.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: As above

Registered Office:

Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli	F : +91 (80) 2844 0054
Sarjapur Road	E : info@wipro.com
Bengaluru 560 035	W: wipro.com
India	C : L32102KA1945PLC020800